SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. __)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               TMSF HOLDINGS, INC.
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)


                                    88874S106
                                 (CUSIP Number)

                               TED WEITZMAN, ESQ.
                           KIRKPATRICK & LOCKHART LLP
            10100 SANTA MONICA BLVD, 7TH FLOOR, LOS ANGELES, CA 90067
            ---------------------------------------------------------
                                  (310)552-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 29, 2002
                              - ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

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      CUSIP NO.   88874S106                                   PAGE 2 OF 7 PAGES
                                                              -----------------



1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        H. Joseph Nourmand

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A) /  /      (B) /  /
                                                          ----------------------

        Inapplicable

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States


NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7     SOLE VOTING POWER

      535,000

8     SHARED VOTING POWER

      70,000

9     SOLE DISPOSITIVE POWER

      535,000

10    SHARED DISPOSITIVE POWER

      70,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,070,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* /  /

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      7.2%

14    TYPE OF REPORTING PERSON*

      IN

      CUSIP NO.   88874S106                                   PAGE 3 OF 7 PAGES
                                                              -----------------

1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Doris M. Nourmand

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A) /  /      (B) /  /
                                                          ----------------------

        Inapplicable

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States


NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7     SOLE VOTING POWER

      465,000

8     SHARED VOTING POWER

      70,000

9     SOLE DISPOSITIVE POWER

      465,000

10    SHARED DISPOSITIVE POWER

      70,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,070,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* /  /

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      7.2%

14    TYPE OF REPORTING PERSON*

      IN

      CUSIP NO.   88874S106                                   PAGE 4 OF 7 PAGES
                                                              -----------------



                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                               TMSF HOLDINGS, INC.

EXPLANATORY NOTE

This Schedule 13D is being filed to report the acquisition by Mr. and Mrs. Nourmand of 1,070,000 shares of Common Stock of TMSF Holdings, Inc.

ITEM 1.  SECURITY AND ISSUER.

         Common Stock, par value $0.001 of TMSF Holdings, Inc., a Delaware corporation

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)   Name:  H. Joseph Nourmand and Doris M. Nourmand

         (b) Business Address: c/o Supreme Real Estate Group, 727 West Seventh Street, Suite 800, Los Angeles, CA 90017

         (c) Principal Occupation: Commercial Real Estate Investment and Management, Supreme Real Estate Group, 727 West Seventh Street, Suite 800, Los Angeles, CA 90017

         (d) During the last five years, neither Mr. or Mrs. Nourmand has been convicted in a criminal proceeding.

         (e) During the last five years, neither Mr. or Mrs. Nourmand has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoying future violations of, or prohibiting of mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

         (f)   Citizenship:  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 29, 2002, Mr. and Mrs. Nourmand paid $642,000 in cash and were sold and issued 1,070,000 shares of the issuer's Common Stock at the price of $0.60 per share in a private offering pursuant to Regulation D of the Securities Act of 1933.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         On November 29, 2002, an aggregate of 5,000,000 shares of the issuer's Common Stock was sold and issued in a private offering to accredited investors pursuant to Regulation D of the Securities Act of 1933 in exchange for $2,000,000 principal amount of the Notes and $1,000,000 in cash. As noted above, Mr. and Mrs. Nourmand paid $642,000 in cash and were sold and issued 1,070,000 shares of Common Stock in the private offering.

         Mr. and Mrs. Nourmand do not presently have any plan or proposal which relates to or would result in any of the following: the acquisition or disposition by any person of additional securities of the issuer; an extraordinary corporate transaction involving the issuer or its subsidiaries; a sale or transfer of a material amount of the issuer's or its subsidiaries' assets; any change in the present board of directors or management of the issuer; any material change in the present capitalization or dividend policy of the issuer; any other material change in the issuer's corporate structure; any changes to the issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         H. Joseph Nourmand beneficially and directly owns, and has the sole power to vote and the sole power to dispose of, 535,000 shares of Common Stock of TMSF Holdings, Inc. His wife, Doris M. Nourmand, beneficially and directly owns, and has the sole power to vote and the sole power to dispose of, 465,000 shares of Common Stock of TMSF Holdings, Inc. Mr. and Mrs. Nourmand beneficially own as custodians, and share the power to vote and share the power to dispose of, 70,000 shares of Common Stock of TMSF Holdings, Inc. that are held in the names of their two minor daughters, with whom they share the same household. The 1,070,000 shares beneficially owned in the aggregate by Mr. and Mrs. Nourmand represent 7.2% of the outstanding shares of Common Stock. The percentage is based on 14,836,365 shares of Common Stock outstanding on November 29, 2002.

         Mr. and Mrs. Nourmand have not effected any transactions in the shares of Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

      CUSIP NO.   88874S106                                   PAGE 5 OF 7 PAGES
                                                              -----------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None

      CUSIP NO.   88874S106                                   PAGE 6 OF 7 PAGES
                                                              -----------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:  December 9, 2002



                             By:    /s/  H. JOSEPH NOURMAND
                                  --------------------------

                             Name: H. Joseph Nourmand


                             By:    /s/  DORIS M. NOURMAND
                                  --------------------------

                             Name: Doris M. Nourmand

      CUSIP NO.   88874S106                                   PAGE 7 OF 7 PAGES
                                                              -----------------

                                    EXHIBIT A

                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13D

   H. Joseph Nourmand and Doris M. Nourmand agree that the Schedule 13D dated December 9, 2002 regarding TMSF Holdings, Inc. has been filed on behalf of each of H. Joseph Nourmand and Doris M. Nourmand as of December 9, 2002.





                                        Signature:  /S/ H. JOSEPH NOURMAND
                                                  ------------------------------
                                        Name:     H. Joseph Nourmand

                                        Signature:  /S/ DORIS M. NOURMAND
                                                  ------------------------------
                                        Name:     Doris M. Nourmand